SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2021

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

CONTENTS

1	3Q21 HIGHLIGHTS	4
1.1	BRASKEM – CONSOLIDATED	4
1.2	BRASKEM – HIGHLIGHTS BY SEGMENT 3Q21	6
2	OPERATING PERFORMANCE IN 3Q21 BY SEGMENT	7
2.1	BRAZIL	7
2.2	UNITED STATES & EUROPE	15
2.3	MEXICO	18
3	CONSOLIDATED PERFORMANCE 3Q21	23
	A) REVENUE BY REGION	23
	B) CONSOLIDATED COGS	24
	C) OTHER REVENUE (EXPENSE), NET	24
	D) RECURRING OPERATING RESULT	25
	E) NET FINANCIAL RESULT	25
	F) FREE CASH FLOW	27
	G) LIQUIDITY & CAPITAL RESOURCES	27
	H) INVESTMENTS & VALUE CREATION	31
4	2030 & 2050 COMMITMENTS	34
4.1	HEALTH & SAFETY	34
4.2	FINANCIAL RESULTS	35
4.3	ELIMINATING PLASTIC WASTE	36
4.4	COMBATING CLIMATE CHANGE	36
4.5	OPERATIONAL ECO-EFFICIENCY	38
4.6	SOCIAL RESPONSIBILITY & HUMAN RIGHTS	38
4.7	SUSTAINABLE INNOVATION	39
5	CAPITAL MARKETS	39
5.1	RATING	40
5.2	BRASKEM MODELING – OUTLOOK 4Q21 vs. 3Q21	41
5.3	INDICATORS	42
LIST OF ANNEXES:		43

2

FORWARD-LOOKING STATEMENTS

This Earnings Release may contain forward-looking statements. These statements are not historical facts, but are based on the current view and estimates of the Company's management regarding future economic and other circumstances, industry conditions, financial performance and results, including any potential or projected impact from the geological event in Alagoas and related legal procedures and from COVID on the Company's business, financial condition and operating results. The words “project,” “believe,” “estimate,” “expect,” “plan” and other similar expressions, when referring to the Company, are used to identify forward-looking statements. Statements related to the possible outcome of legal and administrative proceedings, implementation of operational and financing strategies and investment plans, guidance on future operations, as well as factors or trends that affect the financial condition, liquidity or operating results of the Company are examples of forward-looking statements. Such statements reflect the current views of the Company's management and are subject to various risks and uncertainties, many of which are beyond the Company’s control. There is no guarantee that the events, trends or expected results will actually occur. The statements are based on various assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any change in these assumptions or factors, including the projected impact from the geological event in Alagoas and related legal procedures and the unprecedented impact from COVID on businesses, employees, service providers, shareholders, investors and other stakeholders of the Company could cause actual results to differ significantly from current expectations. For a comprehensive description of the risks and other factors that could impact any forward-looking statements in this document, especially the factors discussed in the sections, see the reports filed with the Brazilian Securities and Exchange Commission (CVM).

3

Braskem reports record-high free cash flow generation of approximately R$3.9 billion

12 p.p. increase in Brazil’s market share, due to the return of operations after the scheduled maintenance turnaround at the petrochemical complex in ABC, São Paulo

1.	3Q21 HIGHLIGHTS
1.1	BRASKEM – CONSOLIDATED

▪	In 3Q21, the Company’s recurring Operating Result was US$1,469 million, 17% lower than 2Q21, mainly due to: (i) lower spreads for resins in Brazil, PP in Europe and PE in Mexico, but above the historical average of the past ten years[1]; and (ii) higher PP sales volume in the United States and Europe. Compared to 3Q20, recurring Operating Result in U.S. dollar increased 116%, due to: (i) better spreads for main chemicals, PE and PVC in Brazil, for PP in the United States and Europe and for PE in Mexico; and (ii) higher sales volume of main chemicals in Brazil and of PP in the United States and Europe due to the recovery in demand after COVID impact. In Brazilian real, recurring Operating Result was R$7,670 million, 18% lower than 2Q21, reflecting the Brazilian real appreciation against the U.S. dollar of 1%, and 109% higher than 3Q20.
▪	In the quarter, the Company reported Net Income[2] of R$3,537 million. Additionally, year-to-date through September, Braskem reported net income of R$13,455 million, representing R$16.91[3] per common share and class “A” preferred share[4].
▪	The Company’s free cash flow generation in 3Q21 was R$3,911 million, representing a historic quarterly record, with return[5] on cash flow in the period of 21%.
▪	In line with its continuous commitment to financial health and to be reassigned as an investment grade company, Braskem continued to reduce its corporate leverage, measured by the ratio of adjusted net debt to recurring Operating Result[6] in USD, which ended 3Q21 at 0.83x, declining 24% in relation to 2Q21 (1.10x).
▪	In September, the risk rating agency S&P Global Ratings upgraded the Company’s risk rating on the global scale to BBB-, with a stable outlook. The agency noted that the upgrade to an investment grade rating reflects the considerable improvement in indicators of profitability and cash generation, Braskem's commitment to deleveraging and the agency's expectation that the Company will continue to benefit from high petrochemical spreads over the coming quarters.

1 Considers the period from 2011 to 2020.

2 Based on net income (loss) attributable to the shareholders of the Company.

3 Does not consider the Company’s Accumulated Loss in December 2020 in the amount of R$4,530 million.

4 For the class “B” preferred shares, the amount is R$0.61 per share.

5 Considers the free cash flow generation of the last 12 months over the Company's market value in the quarter

6 Excludes the Project Finance in Mexico and based on recurring Operating Result.

4

▪	In September, Braskem Idesa signed the following documents: (i) an amendment to the ethane supply agreement signed with PEMEX with settlement of previously existing contractual pending issues; and (ii) an agreement signed with PEMEX and other government entities that establishes the support measures to build an ethane import terminal with the capacity to meet all of Braskem Idesa’s requirements. In October, Braskem Idesa has secured the applicable corporate approvals, including final approval by its shareholders and creditors regarding the Documents signed.
▪	In October, Braskem Idesa concluded its debt refinancing plan, which involved substituting the remaining balance of US$1.35 billion of the Project Finance with new debt, namely: (i) the bond issue in the amount of US$1.2 billion; and (ii) term loan in the amount of US$150 million. The new funding operations have long debt terms that lengthened the average debt term to 9 years and a weighted average debt cost of exchange variation + 7.1%. With the settlement of the Project Finance debt, the guarantees pledged by Braskem to Braskem Idesa, in the total amount of US$358 million, will be extinguished. The new capital structure of Braskem Idesa includes the issue of debt securities that include a commitment to and interest rates linked to targets for reducing carbon emissions, in line with the Company's long-term sustainable development strategy.
▪	The Company’s class “A” preferred shares (BRKM5) registered a price gain of 131% in the year to October[7].

ESG:

▪	In September, Braskem S.A., through its subsidiary Braskem Netherlands B.V., and SCG Chemicals, one of the largest integrated petrochemical companies in Thailand and an industry leader in Asia, signed a memorandum of understanding for conducting feasibility studies for a joint investment in a new bioethanol dehydration plant in Thailand to produce bioethylene and I'm greenTM biobased polyethylene.
▪	In November, Braskem S.A., through its subsidiary Braskem Netherlands B.V., and Lummus Technology LLC, a worldwide leader in ethylene, petrochemical, energy transition and other process technologies, executed a memorandum of understanding to jointly license Braskem's green ethylene technology - from ethanol to ethylene - to two projects in different regions of the world: (i) one project under development in North America; and (ii) the project under evaluation in Thailand.
▪	In the year to September, the recordable and lost-time injury frequency rate stood at 0.84 (events/million hours worked), which is 74.2% below the industry average[8] and record for the last 4 years, while the Tier 1 process safety accident rate was 0.08 (events/million hours worked), down 20% from the prior-year period.
▪	Braskem was recognized by the Office of the High Commissioner for Human Rights and by the UN Global Compact, under the scope of the project Responsible Business Conduct in Latin America and the Caribbean (RBCLAC), for its practices related to protecting human rights in its business activities. The recognition occurred with the presentation of two case studies of actions focusing on human rights in an event commemorating the tenth anniversary of the Guiding Principles on Business and Human Rights.

7 Year-to-date through October 29, 2021.

8 The industry average is 3.25 per million hours worked, according to the American Chemistry Council. The most recent data refers to 2018.

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1.2	BRASKEM – HIGHLIGHTS BY SEGMENT 3Q21

BRAZIL

▪	Recurring Operating Result was of US$828 million (R$4,326 million), 27% lower than 2Q21, mainly due to the narrowing of resins spreads in the international market representing 55% of the Company’s consolidated recurring Operating Result. Compared to 3Q20, the increase was of 57%, explained by higher spreads for main chemicals, PE and PVC in the international market in the period and by the higher sales volume of main chemicals in Brazil.
▪	In line with the strategy to prioritize serving the Brazilian market, the Company reached a market in Brazil of 64%, up 12 p.p. from 2Q21, mainly due to the return of operations after the scheduled maintenance turnaround at the petrochemical complex in ABC, São Paulo.

UNITED STATES & EUROPE

▪	Recurring Operating Result was of US$519 million (R$2,714 million), 5% higher than 2Q21, mainly due to the increase of PP spreads in United States representing 34% of the Company’s consolidated recurring Operating Result. Compared to 3Q20, the increase was 289%, explained by higher PP spreads in the international market in the period and by the higher PP sales volume in both regions in the period.
▪	In September, Braskem celebrated the first anniversary of commercial production of its newest polypropylene production line (Delta), located in La Porte, Texas. With production capacity of 450,000 tons per year, the new line produced over 365,000 tons in its first full year of commercial operation, despite the challenges faced during Winter Storm Uri.

MEXICO

▪	Adjusted Recurring Operating Result[9] was of US$182 million (R$946 million), 3% lower than 2Q21, mainly due to the narrowing of PE spreads in the international market in the period, but above the historical average of the past ten years. Compared to 3Q20, the increase was 130%, reflecting the increase of PE spreads in the international market in the period.
▪	In August, Braskem Idesa concluded the project to expand importing capacity of Fast Track, which currently stands at 25,000 barrels per day. As a result, in September, import volume reached a record high of 22,400 barrels per day. In 3Q21, to complement the supply of ethane by Pemex, Braskem Idesa imported from the United States 18,600 barrels of ethane on average per day, which represents around 74% of Fast Track’s current capacity.
▪	Additionally, the Company is working on further expanding capacity of the Fast Track solution that involves the incorporation of additional unloading stations, which could enable Braskem Idesa to reach maximum ethane import volume capacity of up to 35,000 barrels per day, with the project's conclusion expected for during the 2Q22.

9 In 3Q21, after applicable corporate approvals, including the final approval of Braskem Idesa shareholders and creditors, regarding the amendment to the ethane supply contract by Pemex, the ethane price formula was retroactively adjusted to the date of signature of the Memorandum of Understanding between Braskem Idesa and Pemex, resulting in a provision of US$27.6 million in the quarter. Although the accounting of this cost from previous months took place in 3Q21, for better comparability, we are diluting this impact between the quarters of 2021 on the Adjusted Recurring Operating Results, being US$2.2 million related to 1Q21, US$13.3 million related to 2Q21 and US$12.1 million related to 3Q21.

6

2.	OPERATING PERFORMANCE IN 3Q21 BY SEGMENT
2.1	BRAZIL
2.1.1	PETROCHEMICAL SPREADS

▪	PE Spread[10]: decrease compared to 2Q21 (-7%). The U.S. PE price was stable in relation to 2Q21, supported by healthy demand and logistics constraints in the supply chain. The naphtha price increased, following the higher oil price in the international market in the period, reflecting the scenario of stronger global demand and supply constraints by OPEC+ and allied producers. In relation to the same quarter of last year, the PE spread increased 118%, due to global logistics constraints in the supply chain related to the impacts from natural events, the port closures in Asia to contain the Delta variant, the global container shortage and the consequent impact on freight prices.
▪	PP Spread[11]: decrease compared to 2Q21 (-21%). The decline in the PP price in Asia was mainly influenced by: (i) the lower demand caused by health restrictions and the resulting slowdown in industrial activities in the region; and (ii) the higher product availability in the region due to high freight prices to exports. As mentioned above, the feedstock’s price was influenced by the dynamics of oil prices in the international market. Compared to the same quarter last year, the PP spread was stable.
▪	PVC Par Spread[12]: decreased 15% compared to 2Q21, mainly due to: (i) the new COVID outbreak in Southeast Asia, which adversely affected PVC demand in the region, given the imposition by governments of new restrictions; (ii) the impact from the monsoon season on Indian demand; and (iii) the high price of the feedstock, especially given the higher oil price in the international market in the period.
▪	Main Chemicals Spread[13]: increased compared to 2Q21 (+5%). The prices of practically all main chemicals increased, influenced by higher prices for oil and naphtha in the international market. The price increases were led by butadiene in the United States, which rose by 54% on strong domestic demand that was not accompanied by higher supply, explained mainly by operational problems and maintenance shutdowns at certain producers. Compared to the same quarter of last year, the spread increased by 149%, mainly due to the generalized price increases supported by higher oil and naphtha prices in the international market. In addition to this factor, the recovery of economies in line with the progress in combating COVID, the higher demand for consumer goods and logistics constraints in the supply chain also led spreads to widen.

10 (US PE Price – naphtha ARA price)*82%+(US PE Price – 50% U.S. ethane price – 50% US propane price)*18%.

11 PP Asia Price – Naphtha ARA price.

12 The PVC Par spread better reflects the profitability of the Vinyls business, which is more profitable compared to the temporary/non-integrated business model of 2019/20, under which the Company imported EDC and caustic soda to keep serving its clients. Its calculation is PVC Asia Price + (0.685*US Caustic Soda/Chlor-Alkali) - (0.48*Europe Ethylene) - (1.014*Brent).

13 Average price of main base chemicals (Ethylene (20%), Butadiene (10%), Propylene (10%), Cumene (5%), Benzene (20%), Paraxylene (5%), Gasoline (25%) and Toluene (5%), according to Braskem’s sales volume) - Naphtha ARA price.

7

2.1.2	OPERATIONAL OVERVIEW

a) Resins demand in the Brazilian market (PE, PP and PVC): weaker compared to 2Q21 (-10%), mainly due to the normalization of demand in some sectors, such as construction, consumer goods and others, but remaining at healthy levels. Compared to the same quarter of last year, demand was weaker (-9%), which is basically explained by the stronger demand in 3Q20 following the recovery in resin consumption and the rebuilding of inventories in the production chain after the impacts from COVID in 2Q20.

b) Average utilization rate of petrochemical crackers: increase in relation to 2Q21 (+3 p.p.), due to the restarting of operations after the scheduled general maintenance turnaround at the petrochemical complex in ABC, São Paulo. In relation to 3Q20, the rate declined (-7 p.p.), mainly explained by the feedstock shortage at the petrochemical complex in Rio de Janeiro due to a ramp-up process of a local producer after a scheduled shutdown.

In the quarter, the utilization rate of the petrochemical complex in ABC, São Paulo was affected by operational constraints during the ramp-up of production after the scheduled general maintenance turnaround and the implementation of the energy efficiency project due to technical faults in one of the four engines substituting the steam turbines in this petrochemical complex. This equipment is being analyzed by the supplier and a temporary solution to return the complex to its normal operating conditions is scheduled for 1Q22.

c) Resins sales volume: in the Brazilian market, sales volume increased in relation to 2Q21 (+11%), explained by (i) the higher availability of PE, after the conclusion of the scheduled general maintenance turnaround at the petrochemical complex in ABC, São Paulo; and (ii) market share gains, in line with the strategy to prioritize serving the Brazilian market. Compared to 3Q20, sales volume decreased (-17%), mainly due to: (i) the normalization of resins demand in the Brazilian market; and (ii) the lower product availability with the process to return operations after the scheduled maintenance turnaround at the petrochemical complex in ABC, São Paulo.with the process to return operations after the scheduled maintenance turnaround at the petrochemical complex in ABC, São Paulo.

8

Exports increased compared to 2Q21 (+26%), mainly due to the improvement in the availability of export logistics following the chartering of additional vessels to overcome the logistics constraints in the supply chain in the period. In relation to 3Q20, exports declined (-10%), reflecting the logistics constraints to export and fewer opportunities in the international market.

d) Main chemicals sales volume: in the Brazilian market, sales volume increased in relation to 2Q21 (+8%), due to the higher product availability. Compared to 3Q20, the sales volume increased (+2%), reflecting the strong demand for gasoline and cumene, which was partially offset by the lower sales of BTX products (benzene, toluene and paraxylene), due to scheduled and unscheduled shutdowns at clients.

Exports increased compared to 2Q21 (+18%), driven by the higher exports volume of benzene to capture opportunities in the international market. In relation to 3Q20, exports were stable.

2.1.3	SITUATION IN ALAGOAS
a)	Operational

Average PVC utilization rate: considering the plants in Alagoas and Bahia, the capacity utilization rate stood at 49%, a decrease compared to 2Q21 (-22 p.p.), mainly due to the scheduled maintenance shutdowns at PVC plants in both states.

PVC sales volume: PVC sales in the Brazilian market came to approximately 119,000 tons, higher than 2Q21 (+12%). In relation to 3Q20, the decline (-26%) is explained by: (i) the lower product availability for sale in the period, given the scheduled maintenance shutdown; and (ii) the normalization of demand in the Brazilian market. The Company imported 65,000 tons of caustic soda in 3Q21, 49,000 tons higher than in 2Q21.

b)	Investment in resuming operations at chlor-alkali and EDC plants

To restart its chlor-alkali operations, the Company completed the implementation of a project to outsource sea salt for use as feedstock in the chlor-alkali plants in Alagoas. The estimated cost of the project is approximately R$68 million, of which R$65.1 million already had been invested as of 3Q21. In February 2021, after concluding the commissioning process in accordance with the applicable safety standards, the Company announced the resumption of production of chlor-alkali and dichloroethane.

9

In 3Q21, the volume of caustic soda production was 59,000 tons, accounting for 51% of the utilization rate of this unit. The restarting of operations was planned in phases, with the conclusion of phases expected to the fourth quarter of 2021.

c)	Geological phenomenon - Alagoas

Based on its assessment and on that of its external legal advisors and considering the short- and long-term effects of the technical studies, the existing information and the best estimate of the expenses with implementing the various measures related to the geological event in Alagoas, on September 30, 2021, the Company recorded a provision of R$7,141 million, R$4,866 million of which under current liabilities and R$2,275 million under non-current liabilities. On December 31, 2020, the provision was R$9,176 million, with R$4,350 million under current liabilities and R$4,826 million under non-current liabilities.

The following table shows the changes in the provision in the period:

The amounts included in the provision can be divided into the following action fronts:

a.	Support for relocating and compensating the residents, merchants and owners of the properties located in the Civil Defense Map updated in December 2020, including establishments that require special measures for their relocation, such as hospitals, schools and public equipment.

For this action front, a provision was accrued in the amount of R$3,832 million (R$3,817 million net of the adjustment to fair value), which comprises expenses related to the relocation actions, such as relocation allowance, rent allowance, household goods transportation and negotiation of individual agreements for compensation of the residents, merchants and owners of the properties affected.

b.	Actions for closing and monitoring the salt wells. Based on the findings of sonar and technical studies, Braskem has defined stabilization and monitoring actions for all 35 existing salt mining wells. For 4 of them, the recommendation is that they be filled with solid material, a process that should take 3 years. For the remaining 31, the recommended actions are: conventional closure using the tamponade technique, which consists of promoting cavity pressurization, applied worldwide for post-operation cavities; confirmation of natural filling status; and, for some wells, sonar monitoring. The monitoring system implemented by Braskem envisages actions to be developed during and after closure of the wells, focusing on safety and monitoring the region’s stability.

10

The Company’s actions are based on technical studies conducted by outsourced specialists, with the recommendations presented to the competent authorities. The Company is implementing the actions approved by the ANM.

The total provision for implementing the measures planned for the 35 wells is R$1,296 million (R$1,281 million net of adjustment to fair value). The amount was calculated based on existing techniques and the solutions planned for the current conditions of the wells, including expenses with technical studies and monitoring. The amount of the provision may be changed in the future, in accordance with the results of the monitoring of the wells, the progress on implementing the plans to close wells, the monitoring of the ongoing measures and other possible natural alterations.

c.	Social and urbanistic measures, under the Agreement for Socio-Environmental Reparations signed on December 30, 2020, with the allocation of R$1,580 million to adopting actions and measures in the vacated areas as well as urban mobility and social compensation actions, with R$300 million allocated to compensation for social damages and collective pain and suffering, as well as possible contingencies related to actions in the vacated areas and urban mobility actions. The amount of the provision is R$1,525 million (R$1,442 million net of adjustment to present value).
d.	Additional measures, whose provision amounts to R$610 million (R$601 million net of adjustment to present value), for expenses with: (i) actions related to the Technical Cooperation Agreements entered into with the Civil Defense; (ii) the hiring of external advisors to support the execution of the relocation actions and compensation of the families; (iii) infrastructure for assisting residents (Residents Center); (iv) expenses with managing the event in Alagoas relating to communication, compliance, legal services, etc.; and (v) other matters classified as a present obligation for the Company, even if not yet formalized.

The provisions of the Company are based on current estimates and assumptions and may be updated in the future due to new facts and circumstances, including, but not limited to: changes in the execution time, scope and method; the success of action plans; and the conclusion of current and future studies that indicate recommendations from specialists and other new developments in the matter.

The measures related to the mine closure plans are subject to the analysis and approval by the ANM, monitoring of the results of the measures under implementation as well as changes related to the dynamic nature of geological events.

Continuous monitoring is essential for confirming the results of the current recommendations. Accordingly, the plans to close the wells may be updated based on the need to adopt technical alternatives to stabilize the subsidence phenomena arising from the extraction of sodium chloride. In addition, the conclusion of the studies to confirm the natural filling of certain cavities and the assessment of the future behavior of the cavities to be monitored using sonar could indicate the need for certain additional measures to stabilize them.

The actions to repair, mitigate or offset potential environmental impacts and damages, as provided for in the Socio-environmental Reparation Agreement, to be financed by Braskem, will be proposed considering the environmental diagnosis prepared by a specialized and independent company. After the conclusion of all discussions with authorities and regulatory agencies, agreement will be reached on an action plan, which will be part of the measures of a Plan to Recover Degraded Areas (PRAD).

At this time, it is impossible to predict the outcome of these environmental diagnosis studies, as well as possible costs to be added in Company’s provisions or their potential implications for additional disbursements to the costs already provisioned for by the Company.

Furthermore, the Socio-Environmental Reparation Agreement envisages the potential adherence by other parties, including the municipality of Maceió. In this context, the Company is currently in the negotiation phase with the Municipality of Maceió about its requests. To date, the Company is unable to predict the results and timeframe for concluding said negotiation or its possible scope and associated costs.

11

It is not possible to anticipate all new claims, of compensatory or other nature, that may be brought by individuals or groups that understand they suffered impacts and/or damages somehow related to the geological phenomenon and the relocation of people from risk areas. Braskem continues to face and could still face various lawsuits filed by individuals or legal entities not included in the PCF or that disagree with the individual proposal of the agreement, as well as potential class actions and lawsuits filed by public utility concessionaires. Therefore, the number of such actions, their nature or the amounts involved cannot be estimated.

Therefore, Braskem cannot eliminate the possibility of future developments related to the Geological Event in Alagoas or related expenses, and the costs to be incurred by it may differ from its estimates and forecasts.

The Company is negotiating with its insurers the coverage of its insurance policies. The payment of compensation will depend on a technical assessment of the insurance coverage under these policies, acknowledging the complexity of the matter. As such, no payment of compensation was recognized in the quarterly information of the Company.

For more information, see note 24 (“Geological event - Alagoas”) of the Consolidated Financial Statements of September 30, 2021.

d)	Financial Compensation and Support for Relocation Program

On October 31, 2021, around 13,900 properties had been vacated from the areas specified in the Agreement to Compensate Residents, which represents 97% of the families. Regarding the bank account specifically for funding the Financial Compensation and Support for Relocation Program (“PCF”), in the amount of R$1.7 billion, approximately R$1.6 billion already had been disbursed as of end-October. The expenses made were mainly for financial aid for relocation, rent allowance, compensation for pain and suffering, damages and attorney fees.

In addition, in connection with the Agreement for Compensation of Residents, the Company and the DPE, MPF, MPE and DPU agreed to the transfer of R$1 billion to Braskem’s bank account specifically for funding the PCF, in 10 monthly installments of R$100 million each, starting in January 2021, on or around the 15th day of each month. On October 15, the tenth and last deposit was made, in the amount of R$1 billion.

2.1.4	FINANCIAL OVERVIEW

12

A) NET REVENUE: increased in Brazilian real (+8%) and U.S. dollar (+9%) compared to 2Q21, explained by the higher prices for main chemicals in the international market and by the higher sales volume of resins and main base chemicals.

Compared to 3Q20, the increase in Brazilian real (+61%) and U.S. dollar (+66%) is basically explained by the higher price for resins and main chemicals in the international market and by the higher sales volume of main base chemicals.

Sales by sector (%)

Sales by region (% in tons)

13

On November 4, Resolution GECEX No. 269 was approved by the Brazilian government regarding the temporary reduction of import tax rates, which is dealt with in Resolution No. 125 of the Foreign Trade Chamber, of December 15, 2016, in the country in 10%. Thus, the current rates for PP, PE and PVC resins will drop from 14% to 12.6%. The new rates take effect on November 12, 2021, and are in effect, in principle, until December 31, 2022.

B) COST OF GOODS SOLD (COGS): increased in Brazilian real (+28%) and U.S. dollar (+29%) in relation to 2Q21, and compared to 3Q20 increased in Brazilian real (+58%) and U.S. dollar (+62%), explained by the higher prices for the main petrochemical feedstocks (naphtha, ethane and propane) in the international market, influenced primarily by the higher prices for oil and natural gas in the international market, and the higher sales volume of main chemicals.

In the quarter, COGS was affected by the PIS/COFINS tax credit on feedstock purchases (REIQ) in the amount of approximately US$57 million (R$300 million) and by the Reintegra tax credit in the amount of approximately US$0.7 million (R$3.5 million).

Starting on July, the reduction under REIQ in the PIS/COFINS taxes levied on feedstock purchases was reduced by 2.92%, in accordance with the gradual reduction established under Conversion Draft Bill 12/2021 that was passed into law.

C) SG&A EXPENSES: in U.S. dollar, increased in relation to 2Q21 (+27%) and 3Q20 (+22%), basically due to the increase in expenses with third parties, IT and logistics services.

D) RECURRING OPERATING RESULT: corresponded to 55% of the Company’s consolidated recurring Operating Result.

14

2.2	UNITED STATES & EUROPE
2.2.1	PETROCHEMICAL SPREADS

▪	U.S. PP Spread[14]: increased compared to 2Q21 (+9%). The PP price in the United States increased, mainly due to: (i) the continued healthy demand, reflecting the continuous expansion in the country's manufacturing sector; and (ii) the limited supply due to several unscheduled shutdowns at producers in the country and the impact from logistics constraints in the supply chain. On the other hand, the price of propylene also increased, mainly due to the unscheduled maintenance shutdowns of some PDHs[15] and the impacts caused by hurricanes Ida and Nicholas in September. In relation to the same quarter of last year, the spread increased by 121%, mainly explained by: (i) the continued healthy demand; and (ii) the impacts from logistics and supply constraints in the supply chain caused by unexpected natural events, the closure of ports in Asia due to restrictions to contain the Delta variant and the global container shortage leading to higher freight prices.
▪	European PP Spread[16]: decreased compared to 2Q21 (-22%). The PP price in Europe decreased, mainly due to: (i) seasonality; and (ii) the restarting of operations of producers in the region after scheduled and unscheduled shutdowns. The propylene price increased, due to: (i) the continued healthy demand; (ii) supply constraints; and (iii) the reduction in import volumes due to higher global logistics costs. In relation to the same quarter of last year, the spread increased 94%, mainly explained by the impacts of COVID on demand for petrochemical products in 3Q20 and by the supply constraints on resin imports due to logistics constraints in the supply chain.

2.2.2	OPERATIONAL OVERVIEW

a) PP demand: in the United States, PP demand increased in relation to 2Q21 (+2%), reflecting higher demand from the rigid packaging and film segments. Compared to 3Q20, the increase (+12%) is explained by the recovery in industrial activity in that quarter due to COVID impacts in 2Q20.

In Europe, the reduction in relation to 2Q21 (-8%) is explained by seasonality. Compared to 3Q20, PP demand remained stable.

14 U.S. PP – U.S. propylene price

15 Propane Dehydrogenation Plants

16 EU PP – EU propylene price

15

b) Average utilization rate of PP plants17: in the United States, it decreased in relation to 2Q21 (-4 p.p.) and 3Q20 (-5 p.p.), due to small unscheduled shutdowns at PP plants in the period but it remained above the industry average.

In Europe, the utilization rate decreased in relation to 2Q21 (-4 p.p.), due to small unscheduled shutdowns at PP plants in the period but it remained above the industry average. Compared to 3Q20, the utilization rate increased (+5 p.p.), explained by the normalization of operations in the region after the downturn in demand in 3Q20 due to COVID impacts and by the unscheduled shutdowns at plants in 3Q20.

c) PP sales volume18: in the United States, PP sales volume decreased in relation to 2Q21 (-2%), reflecting the lower product availability. Compared to 3Q20, the 9% increase is mainly explained by the ramp-up of the new PP plant (Delta), with commercial production beginning in September 2020.

In Europe, PP sales volume declined (-6%) in relation to 2Q21, reflecting the seasonally weaker demand. Compared to 3Q20, the increase (+9%) is explained by the higher product availability in the period and by the weaker demand in 3Q20 due to COVID impacts.

17 U.S. 3Q20 data does not consider production capacity and volumes from Delta.

18 U.S. 3Q20 data does not consider sales volume from Delta

16

2.2.3	FINANCIAL OVERVIEW

A) NET REVENUE: increase in Brazilian real (+11%) and U.S. dollar (+12%) compared to 2Q21, explained by the higher PP price in the United States.

In relation to 3Q20, net revenue increase in Brazilian real (+135%) and U.S. dollar (+142%), explained by the higher PP price in the United States and Europe and by the higher sales volume in both regions.

B) COST OF GOODS SOLD (COGS): compared to 2Q21, increase in Brazilian real (+13%) and U.S. dollar (+14%), explained by the higher propylene price in the United States and Europe.

In relation to 3Q20, the increase in Brazilian real (+105%) and U.S. dollar (+111%) is explained by: (i) the higher propylene price in the United States and Europe; and (ii) the higher sales volume in both regions.

17

C) SG&A EXPENSES: in U.S. dollar, the 17% increase in relation to 2Q21 is explained by higher costs with industrial and facilities maintenance services and with logistics services. Compared to 3Q20, the increase (+36%) is explained by the higher costs with industrial and facilities maintenance services and with port services.

D) RECURRING OPERATING RESULT: corresponded to 34% of the Company’s consolidated recurring Operating Result.

2.3	MEXICO
2.3.1	PETROCHEMICAL SPREADS

▪	North America PE Spread[19]: decreased compared to 2Q21 (-3%). The U.S. PE price was stable in relation to 2Q21, supported by healthy demand and by logistics constraints in the supply chain. Meanwhile, the increase in ethane price is explained by: (i) the increase in natural gas price, explained by the higher exports due to restrictions in Europe; and (ii) the increase in demand for ethane for ethylene production given the normalization of petrochemical operations in the region. In relation to the same quarter of last year, the PE spread increased 124%, due to logistics constraints in the supply chain associated with the impacts from natural events, the port closures in Asia to contain the Delta variant, the global container shortage, and the consequent impact on freight prices.

2.3.2	OPERATIONAL OVERVIEW

a) PE demand in the Mexican market: increased 17% in relation to 2Q21, due to seasonality. Compared to 3Q20, the 22% increase is explained by the normalization of demand, which was affected in that quarter by the economic slowdown caused by COVID.

19 U.S. PE – U.S. ethane price

18

b) Average utilization rate of PE plants: increased 10 p.p. compared to 2Q21, basically explained by higher ethane imports from the United States under the Fast Track solution, which offset the lower ethane supply from Pemex. Compared to 3Q20, the rate declined 16 p.p., mainly due to the lower volume of ethane supplied by Pemex.

In August, Braskem Idesa concluded the project to expand import capacity of Fast Track, which currently stands at 25,000 barrels per day. As a result, in September, import volume reached a record high of 22,400 barrels per day. In 3Q21, to complement the supply of ethane by Pemex, Braskem Idesa imported from the United States 18,600 barrels of ethane on average per day, which represents around 74% of Fast Track’s current capacity.

Additionally, the Company is working on plans for further expanding capacity of the Fast Track solution that involves the incorporation of additional unloading stations, which could enable Braskem Idesa to reach maximum ethane import volume capacity of up to 35,000 barrels per day, with the project's conclusion expected for during the 2Q22.

c) PE sales volume: increased 3% compared to 2Q21, due to the higher product availability for sale, reflecting the higher utilization rate in the quarter supported by higher ethane imports. In relation to 3Q20, the 29% decrease is explained by the higher product availability for sale compared to the same quarter of last year.

19

d) Contractual renegotiation: as per the Notice to the Market dated as of September 28, 2021, Braskem Idesa signed the following documents:

i.	Amendment to the ethane supply agreement with PEMEX Transformación Industrial and PEMEX Exploración y Producción with settlement of previously existing contractual pending issues;
ii.	Agreement with Petróleos Mexicanos, PEMEX Logística and other government entities, establishing the support measures to the project to build an ethane import terminal with the capacity to meet all of BI's feedstock requirements.

The Amendment changes the minimum volume commitment to 30,000 barrels per day until the earliest of: (i) the operational startup of the ethane import terminal, scheduled for the second semester of 2024, or (ii) February 2025 (which could be extended if there are delays in obtaining licenses). The Amendment also gives BI the preemptive right to acquire all the ethane that PEMEX has available and has not consumed in its own production process until 2045, at international benchmark prices.

Furthermore, as per the Material Fact notice dated as of October 20, 2021, Braskem Idesa has secured the applicable corporate approvals, including final approval by its shareholders and creditors regarding items (i) and (ii) above.

2.3.3	FINANCIAL OVERVIEW

A) NET REVENUE: increases in Brazilian real (+1%) and U.S. dollar (+3%) compared to 2Q21, due to the higher PE price in the international market and the higher sales volume in the period.

Compared to 3Q20, the increase in Brazilian real (+58%) and U.S. dollar (+62%) is explained by the higher PE price in the international market.

20

Sales by sector (%)

Sales by region (% in tons)

B) COST OF GOODS SOLD (COGS)20: increase in Brazilian real (+21%) and U.S. dollar (+22%) compared to 2Q21, due to the higher sales volume and the higher ethane price in the international market.

Compared to 3Q20, the increase in Brazilian real (+11%) and U.S. dollar (+14%) is explained by the higher ethane price in the international market.

20 In 3Q21, after applicable corporate approvals, including the final approval of Braskem Idesa shareholders and creditors, regarding the amendment to the ethane supply contract by Pemex, the ethane price formula was retroactively adjusted to the date of signature of the Memorandum of Understanding between Braskem Idesa and Pemex, resulting in a provision of US$27.6 million in the quarter. Although the accounting of this cost from previous months took place in 3Q21, for better comparability, we are diluting this impact between the quarters of 2021 on the Adjusted Recurring Operating Results, being US$2.2 million related to 1Q21, US$13.3 million related to 2Q21 and US$12.1 million related to 3Q21.

21

C) SG&A EXPENSES: in U.S. dollar, remained in line with 2Q21. Compared to 3Q20, the increase (+4%) was due to the higher expenses with third parties and with studies for the construction of a new ethane import terminal.

D) RECURRING OPERATING RESULT: corresponded to 11% of the Company’s consolidated recurring Operating Result.

In light of the allegations of undue payments related to the Ethylene XXI project, which were originally published in the media in Mexico and were included in the testimony by the former CEO of PEMEX to the Office of the Attorney General of Mexico (“Allegations”), Braskem S.A., together with Braskem Idesa, in compliance with the standards established by Braskem's Global Compliance System Policy and Braskem Idesa's governance guidelines, approved the hiring of an U.S. law firm with proven experience in similar cases to conduct an independent internal investigation of the Allegations (“Investigation”).

The Investigation is ongoing, and the Company is, at the moment, unable to estimate the scheduled date of its conclusion or its outcome and/or possible impacts, if any, on its quarterly information, and it has not identified, to date, matters that could affect or require disclosure in the quarterly information. If the Investigation finds evidence to support any of the Allegations, such findings could affect the Company's business, reputation, financial condition, controls and operating results, as well as the liquidity and price of the securities issued by it.

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3.	CONSOLIDATED PERFORMANCE 3Q21

A)	REVENUE BY REGION

23

B) CONSOLIDATED COGS

C) OTHER REVENUE (EXPENSE), NET

The Company recorded in 3Q21 a net expense of R$519 million, mainly due to: (i) the accounting provision of R$142 million for expenses associated with the geological event in Alagoas for updating the amounts allocated to stabilizing wells and to the Financial Compensation and Support for Relocation Program; (ii) the recovery of taxes due to the non-recognition of new PIS/COFINS tax credits; (iii) the various provisions related to the remediation of possible environmental impacts; and (iv) the financial penalty of R$74 million related mainly to the "deliver or pay" clause in a feedstock supply agreement with a local supplier. These negative impacts were partially offset by the reallocation of scheduled maintenance shutdowns in quarters prior to 2021 from Other revenue (expense) to Cost of goods sold, in accordance with accounting standards and practices.

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D) RECURRING OPERATING RESULT21

In 3Q21, the Company’s recurring Operating Result was US$1,469 million, 17% lower than 2Q21, mainly due to: (i) lower spreads for resins in Brazil, PP in Europe, and PE in Mexico, but above the historical average of the past ten years22; and (ii) higher PP sales volume in the United States and Europe. Compared to 3Q20, recurring Operating Result in U.S. dollar increased 116%, due to: (i) better spreads for main chemicals, PE and PVC in Brazil, for PP in the United States and Europe and for PE in Mexico; and (ii) higher sales volume of main chemicals in Brazil and of PP in the United States and Europe due to the recovery in demand after COVID impact. In Brazilian real, recurring Operating Result was R$7,670 million, 18% lower than 2Q21, reflecting the Brazilian real appreciation against the U.S. dollar of 1%, and 109% higher than 3Q20.

E) NET FINANCIAL RESULT

BRASKEM (ex-BRASKEM IDESA)

Financial expenses: decreased in relation to 2Q21 (-13%), explained by the decline in amortization transaction costs associated with the prepayments made in the period, which were higher in the previous quarter, and by the lower expenses with derivatives. In relation to 3Q20, the increase (+5%) is explained by the amortization of transaction costs associated with the prepayments made in the period.

21 Braskem’s consolidated result corresponds to the sum of the results in Brazil, United States & Europe and Mexico, less eliminations from the revenues and costs related to transfers of products among these regions.

22 Considers the period from 2011 to 2020.

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Financial revenue: decreased in relation to 2Q21 (-51%), due to: (i) the nonrecognition of interest on the tax assets related to overpayments of PIS and COFINS tax liabilities in prior periods; and (ii) the impact from lower revenue from derivatives. Compared to 3Q20, the decrease (-2%) is mainly explained by other revenue from financial investments in 3Q20.

Net exchange variation: decreased compared to 2Q21, mainly due to the effects from the depreciation in the Brazilian real against the U.S. dollar on net exposure in the amount of US$2,493 million. Compared to 3Q20, the increase is explained by the higher net exposure to the U.S. dollar.

Transactions in financial instruments under hedge accounting

In the quarter, the Company registered US$180 million (R$356 million) in exports from a flow that was discontinued. The initial designation rate was US$1/R$2.0017, while the average realization rate was US$1/R$3.9786.

The balance of financial instruments designated for hedge accounting ended 3Q21 at US$5.1 billion.

Long-term Currency Hedge Program:

Braskem’s feedstock and products have their prices denominated or strongly influenced by international commodity prices, which are usually denominated in U.S. dollars. Starting in 2016, Braskem contracted derivative instruments to mitigate part of the exposure of its cash flow denominated in Brazilian real. The main purpose of the program is to mitigate U.S. dollar call and put option agreements, protecting estimated flows for a 24-month period.

On September 30, 2021, Braskem had a notional value of outstanding put options of US$1.95 billion, at an average exercise price of R$/US$4.68. At the same time, the Company also had a notional value of outstanding call options of US$1.36 billion, at an average exercise price of R$/US$6.71. The contracted operations have a maximum term of 24 months. The mark-to-market (fair value) of these Zero Cost Collar (“ZCC”) operations was negative R$115 million at the end of the quarter.

As a result of the depreciation of the Brazilian real in relation to the U.S. dollar during the program, the Company exercised part of the calls of the ZCC program. The effect on cash flow for 3Q21 was R$19 million.

BRASKEM IDESA

26

Financial expenses: remained stable in relation to 2Q21, reflecting the lower expenses with derivatives related to the interest rate swap operations in connection with the Project Finance, which was offset by the higher interest related to the Project Finance and to the bond issue carried out by Braskem Idesa in late 2019 due to the Brazilian real depreciation against the dollar in the period. Compared to 3Q20, the decline (-6%) is explained by the lower interest related to the Project Finance and by the bond issue carried out by Braskem Idesa in late 2019 due to the Brazilian real appreciation against the U.S. dollar in the period.

Financial revenue: remained stable in relation to 2Q21. Compared to 3Q20, the increase is explained by the higher revenue from derivative instruments related to the interest rate swap operation linked to the Project Finance.

Net exchange variation: decrease compared to 2Q21, due to the effects from the depreciation in the Mexican peso against the U.S. dollar on the outstanding balance of the loan of Braskem Idesa in the amount of US$2,416 million. In relation to 3Q20, net exchange rate variation was affected by the 4% increase in average exposure (US$2,416 million) compared to 3Q20.

F) FREE CASH FLOW

Free cash flow generation in 3Q21 was R$3,911 million, a record high for a quarterly result, explained mainly by: (i) the recurring Operating Result in the quarter; and (ii) the monetization of PIS/COFINS credits in the approximate amount of R$677 million. These positive impacts were offset mainly by: (i) the negative variation in working capital, explained by the management of finished product inventory to prepare for scheduled maintenance shutdowns in the United States and Mexico, besides the supplier management; (ii) the interest payments on bonds; (iii) the payment of IR/CSLL due to the strong recurring Operating Result; and (iv) the consumption of operational capex.

G) LIQUIDITY & CAPITAL RESOURCES

BRASKEM (ex-BRASKEM IDESA)

27

On September 30, 2021, the average debt term was around 15 years, with approximately 55% of maturities concentrated after 2030. The weighted average cost of the Company’s debt was exchange variation plus 5.2%.

Debt US$ million	sep/21 (A)	jun/21 (B)	sep/20 (C)	Chg. (A)/(B)	Chg. (A)/(C)
Consolidated Gross Debt	**8,411**	**9,027**	**10,509**	*-7%*	*-20%*
in R$	126	142	324	*-11%*	*-61%*
in US$	8,285	8,885	10,185	*-7%*	*-19%*
(-) Debt - Braskem Idesa	**2,161**	**2,208**	**2,426**	*-2%*	*-11%*
in US$	2,161	2,208	2,426	*-2%*	*-11%*
(+) Financing Derivatives	-	-	**32**	*n.a.*	*-100%*
in US$	-	-	32	*n.a.*	*-100%*
(=) Gross Debt (Ex-Braskem Idesa)	**6,250**	**6,819**	**8,116**	*-8%*	*-23%*
in R$	126	142	324	*-11%*	*-61%*
in US$	6,124	6,677	7,792	*-8%*	*-21%*
Cash and Cash Equivalents Consolidated	**2,754**	**2,716**	**2,814**	*1%*	*-2%*
in R$	1,779	1,821	1,520	*-2%*	*17%*
in US$	974	895	1,294	*9%*	*-25%*
(-) Cash and Cash Equivalents - Braskem Idesa	**302**	**196**	**190**	*54%*	*59%*
in US$	302	196	190	*54%*	*59%*
(-) Exclusive Cash to Alagoas	**215**	**246**	**275**	*-13%*	*-22%*
in R$	215	246	275	*-13%*	*-22%*
(-) Cash and Cash Equivalents (Ex-Braskem Idesa and Alagoas)	**2,237**	**2,274**	**2,349**	*-2%*	*-5%*
in R$	1,564	1,576	1,246	*-1%*	*26%*
in US$	672	699	1,104	*-4%*	*-39%*
(=) Adjusted Net Debt	**4,013**	**4,545**	**5,767**	*-12%*	*-30%*
in R$	(1,438)	(1,434)	(922)	*0%*	*56%*
in US$	5,452	5,978	6,688	*-9%*	*-18%*
(+) Global Agreement	**292**	**291**	**387**	*1%*	*-24%*
in R$	203	218	243	*-7%*	*-17%*
in US$	89	73	143	*23%*	*-38%*
Recurring Operating Result (LTM)[1]	**4,801**	**4,109**	**1,175**	*17%*	*309%*
Adjusted Net Debt/Recurring Operating Result (LTM)	**0.90x**	**1.18x**	**5.24x**	*-24%*	*-83%*
(-) Hybrid Bond[2]	**307**	**313**	**305**	*-2%*	*1%*
in US$	307	313	305	*-2%*	*1%*
(=) Adjusted Net Debt with 50% of hybrid bond	**3,999**	**4,522**	**5,849**	*-12%*	*-32%*
Adjusted Net Debt/Recurring Operating Result (LTM) with hybrid bond	**0.83x**	**1.10x**	**4.98x**	*-24%*	*-83%*

[1]The Company modified its Recurring Operating Result calculation methodology as of 4Q19 to exclude non-recurring effects, the main one being PIS and COFINS credits (excluding the ICMS calculation base)

[2]For leverage purposes, the rating agencies Standard & Poor's and Fitch Rating consider the hybrid bond with a 50% equity treatment

The liquidity position of US$3,237 million is sufficient to cover the payment of all liabilities coming due in the next 75 months, considering the international rotating credit facility of US$1 billion available through 2023.

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BRASKEM IDESA

On September 30, 2021, the average debt term was around 5 years, with 41% of maturities concentrated after 2029. The weighted average cost of the Company’s debt was exchange variation plus 5.4%.

29

Braskem Idesa has guarantees typical to Project Finance structures: debt service reserve account and contingent equity commitment. At the end of September 2021, these guarantees corresponded to US$194 million and US$208 million, respectively.

In October, Braskem Idesa concluded its debt refinancing plan, which involved substituting the remaining balance of US$1.35 billion of the Project Finance with new debt, namely: (i) the bond issue in the amount of US$1.2 billion; and (ii) term loan in the amount of US$150 million. The new funding operations have long debt terms that lengthened the average debt term to 9 years and a weighted average debt cost of exchange variation +7.1%. With the settlement of the Project Finance debt, the guarantees pledged by Braskem to Braskem Idesa, in the total amount of US$358 million, will be extinguished.

The new capital structure of Braskem Idesa includes the issue of debt securities that include a commitment to and interest rates linked to targets for reducing carbon emissions, in line with the Company's long-term sustainable development strategy.

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Braskem Idesa Debt Profile (US$ million) Proforma
09/30/2021
302
1%
23
1%
23
5%
105
0
0
40%
900
53%
1.200
09/30/2021
Cash
2021
2022
2023
2024
2025/2026
2027/2028
2029
2030/2031
2032
Invested in US$
Foreign Currency

H) INVESTMENTS & VALUE CREATION

The Company’s investment plans for 2021 are as follows: (i) US$667 million for operating investments; (ii) US$97 million for strategic investments; and (iii) US$34 million for operating investments at Braskem Idesa.

Operating Investments 3Q21: the main operating investments were in: (i) the scheduled maintenance shutdown at the PVC plants in Bahia and in Maceió; (ii) the post general maintenance scheduled shutdown at the plants in ABC, São Paulo, which were carried out in 2Q21; and (iii) the continued ramp-up in the restarting of the chlor-alkali plant in Maceió.

Strategic Investments 3Q21: expenditures were allocated to the following projects: (i) modernization of the electrical system of the petrochemical complex in ABC; (ii) construction of a recycling line for high-quality post-consumer resin in Brazil; and (iii) expansion of biopolymer capacity at the Triunfo Petrochemical Complex.

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VALUE CREATION

Transform For Value Program

The Transform for Value (TFV) program ended the first half of 2021 with projects on pace to capturing recurring annual savings of US$147 million. Over the course of the third quarter (3Q21), leveraged by continued progress on implementing the initiatives mapped, especially on the continuous improvement and redesigning processes fronts, the portion of the pipeline on pace to capture savings achieved even better results, reaching the mark of US$ 192 million/year23, which represents a 30% increase from the end of the previous quarter.

The continued delivery of results by the Transform for Value Program is supported by its working model, which aims to: (i) Consolidate visions: implementing a singular vision of the company's improvement pipeline; (ii) Prioritize resources: optimizing resources by prioritizing those initiatives with the most potential to create value for Braskem; (iii) Driving implementations: accelerating the implementation of key initiatives by allocating extra resources; and (iv) Communicating results: sharing information on the program's progress and value creation with both the internal and external publics.

As explained previously, to facilitate the management and communication of advances, the initiatives are organized in accordance with the logic of the stage gates process model, under which each stage can be interpreted as follows:

Stage 1 – Identification: Initiatives in the formatting and/or identification of solutions phase – Recently conceived and/or still not prioritized for more in-depth analysis, do not count as detailed business case

Stage 2 – Planning: Initiatives in phase of finalizing/updating impact quantifying and execution plan – Have a detailed business case, evaluation of capture potential and implementation timetable

Stage 3 – Execution: Initiatives in implementation phase – Have the funds needed for their implementation already allocated, since they already have been prioritized and approved

23 Considering only initiatives in stage 4 (Run-rate), when measurements of gains could vary as actions advance, and in stage 5 (Concluded), after stabilization and/or the internal audit

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Stage 4 – Run-rate: Initiatives in initial operation phase, marked by the stabilization of performance and the measurement of gains in accordance with the previously defined assumptions.

Stage 5 – Concluded: Initiatives already implemented whose stabilization process has been concluded – In some cases, they undergo an internal audit to verify the gains

With a global scope, the program comprises initiatives with conclusion between 2020 and 2023 that are part of 5 different pipelines, namely:

I.	Continuous Improvement: these projects seek to address inefficiencies, bottlenecks, losses and variabilities in industrial processes. The goal is to capture productivity gains, improve product quality and streamline costs. The initiatives coordinated by this pipeline are treated as OPEX.
•	One example is the project “Optimizing service costs.” This project at Braskem Idesa (Mexico) captures savings generated by connecting the variables in service costs with the decision on product destination. This approach enables new classifications for selecting the ideal logistics operators for removing material, with the expectation of capturing annual savings of US$11.9 million.
II.	Transformation Office: The scope of the Transformation Office encompasses transformational projects with a high impact on the organization, generally focusing on methodologically complex and disruptive initiatives that seek to capture synergy and efficiency gains in corporate and industrial processes, as per the initiatives below.

•	“Redesigning Forecast to Stock (FTS)”: covers aspects ranging from forecasting demand and production and sales planning to the supply of products in inventory; and
•	“Order to Cash (OTC)”: starts with the receipt of orders from clients and goes on to include order management, order delivery and ultimately payment collections.

The initiative's implementation already represents a capture pace of approximately US$11.1 million/year (with the potential of another US$20 million/year expected to be reached in 2022) in South America alone.

III.	Digital Center: The Digital Center was structured in 2018 with a focus on implementing digital technologies for driving evolution in strategic elements of the company's business activities and processes. New technologies explored by the pipeline's initiative include increasing connectivity, artificial intelligence, robotics and virtual/augmented reality.

•	One example is the project “Predictive Process”, an initiative that aims to capture industrial efficiency gains by monitoring and controlling critical variables using advanced analyses platform. Implemented in Bahia, the project should capture savings of US$3.1 million/year.

IV.	C&P CAPEX: The pipeline of C&P CAPEX incorporates a specific portion of the company's fixed-asset investment projects with the aim of increasing competitiveness and industrial efficiency to capture financial benefits in the short term (1-3 years).

•	One example is the project “Conversion of MTBE Unit”, which was implemented at the industrial complex in Rio Grande do Sul to convert the production of methyl tertiary-butyl ether (MTBE) to ethyl tertiary-butyl ether (ETBE), a fuel additive with lower CO2 emissions and better margins. By updating the technology and modernizing processes, the initiative should create opportunities for capturing savings of around US$5.7 million/year.

V.	Energy: The initiatives under the responsibility of the Energy pipeline, which generally are related to the company's energy matrix, include power purchase agreements (PPAs) and investments in renewable energy sources that are more competitive or increase energy efficiency, like substituting boilers, electrifying engines, installing turbines.

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•	One example is the project “CNG Chemicals Unit 1”, which is an initiative to improve the infrastructure for receiving shipments of Compressed Natural Gas (CNG) at the Chemicals industrial unit located in Camaçari, with the capture of around US$1.4 million/year. Another project is “Wind Power NE”, a project for investing in wind power developed in partnership with EDF EM, under a PPA model, for supplying power to Braskem under a long-term agreement, with the expectation of capturing US$0.8 million/year.

Capacity Expansion & Energy Efficiency Projects

Project to expand biopolymers production capacity in the Triunfo Petrochemical Complex in Rio Grande do Sul

Expansion of current green ethylene production capacity from 200,000 tons per year to 260,000 tons per year using feedstock made from sugarcane ethanol that is used to make I’m greenTM biobased resins, with startup slated for 2022 and investments estimated at US$61 million. The project is aligned with the Company’s goal of reaching net zero carbon by 2050, while also reinforcing its position as the global leader in biopolymers production. As of 3Q21, the Company had disbursed US$4.4 million, with the investment reaching physical progress of 13.1%.

Project to produce high-quality recycled resin

In partnership with Valoren, a company specializing in developing and operating technologies for transforming solid waste, Braskem will invest R$67 million in the construction of a recycling line with capacity to transform some 250 million pieces of packaging into 14,000 tons of high-quality, post-consumer resin per year. The project will be installed in Indaiatuba, in the interior of São Paulo state, and is expected to start operations in the fourth quarter of 2021. As of 3Q21, the Company had disbursed R$26.7 million, representing physical progress of 71% of the investment.

Energy efficiency project for ABC petrochemical complex

In partnership with the German-based company Siemens, the Company is modernizing its ABC petrochemical complex in São Paulo. With total estimated investment of R$600 million, considering the disbursements from Braskem and Siemens, the project includes replacing the steam turbines that currently meet the needs of the complex with high-speed electrical engines developed with state-of-the-art and high-performance technology.

The operations were expected to fully startup in 3Q21 after the general maintenance turnaround at the ABC unit. However, a technical fault was presented in one of the four engines that substituted the steam turbines that delayed the motorization phase of the unit, which is under Braskem's scope. The equipment is in the process of analysis with the supplier and, in parallel, a temporary solution is in progress to return the unit to normal operating conditions scheduled for 1Q22 and a definitive solution during the first half of said year.

In the energy cogeneration phase, which is under the scope of Siemens, Braskem's partner in the project, the first steam and power generation series was assembled and began testing. The unit is slated for commissioning in 1T22.

4.	2030 & 2050 COMMITMENTS
4.1	HEALTH & SAFETY

▪	People Safety: the consolidated reported and lost time injury-frequency rate in the year to 3Q21 was 0.84 event per million hours worked, a decrease of 91% from the same quarter of last year. The reduction is due to advances under the human reliability program, which aims to raise awareness on the safety and prevention of occupational accidents. In the period of one year, the program registered the participation of over 1,000 leaders in field inspections and continues advancing in HES actions with service providers, while also implementing pilot projects for pre-approving contractors in Brazil.

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▪	Process Safety: The TIER 1[24] rate in the year to 3Q21 was 0.08 event per million hours worked, while the Tier 2[25] rate was 0.13 event per million hours worked in the year to 3Q21, with both representing reductions (-20% and -66%, respectively) in relation to the same quarter of last year due to advances under the mechanical integrity program.

4.2	FINANCIAL RESULTS
▪	Risk Rating: the Company’s risk rating on the global scale was upgraded to BBB- by the rating agency S&P Global Ratings (S&P), with a stable outlook. The agency highlighted that the investment upgrade reflects the significant improvements in profitability and cash generation indicators, Braskem’s commitment to deleveraging and the agency’s expectation that the Company continues benefiting from high petrochemical spreads in the following quarters.
▪	Sustainable Debt: issuance in the international market by Braskem Idesa of US$1.2 billion in bonds linked to sustainability targets. The effective interest rate of the 10-year bond is linked to the target of reducing greenhouse gas emissions (scopes 1 and 2) by 15% in absolute terms by 2028.
▪	Braskem Week: hosting by Braskem of its first trade fair carried out completely virtually. The fair featured online booths that educated visitors on various topics aligned with Braskem’s sustainable development strategy for 2030 and 2050, such as Eliminating Plastic Waste and Combating Climate Change. Braskem Week aimed to capture synergies across the various business segments and to leverage its capacity to develop innovative and sustainable solutions customized based on clients’ needs.
▪	ESG Monitoring by BoD[26]: the Board of Directors and its Advisory Committees regularly evaluate the progress achieved in the Company’s ESG practices, which include monitoring the assessment of corporate risks related to the topic. In 3Q21, the following topics were addressed:

(i)	Change and approval of its Internal Charter and the Communication Strategy Committee to incorporate specific Competencies related to ESG criteria;
(ii)	Company’s strategies and initiatives related to Human Rights and Social Responsibility;
(iii)	Global scenario of progress in engagement by society and the private sector in Social Responsibility and Human Rights; and
(iv)	Operational model so that Braskem is recognized as the most human-oriented company in the industry that respects and promotes human rights across its chain and supports the development of local communities.

24 Incident with loss of containment of products above the limits established in the American Petroleum Institute (API) 754 for TIER 1, based on the product released, or any release that causes: fatality or lost-time injury of an employee or third party, hospital damages or fatality of the external public, financial losses greater than US$100,000, or evacuation of the community.

25 Incident with loss of containment of products above the limits established in the American Petroleum Institute (API) 754 for TIER 2, based on the product released, or any release that causes: reportable injury of own employee or third party and financial loss greater than US$2,500.

26 Board of Directors

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4.3	ELIMINATING PLASTIC WASTE

▪	Development of Applications: supply of monomaterial stand-up pouch (SUP) packaging, developed jointly by Braskem and Antilhas in 2019, for the company Mãe Terra. The product, which is made from polyethylene with sustainable and circular characteristics, will be used for the first time in the food segment for packing the new special rice line Ritto. The material is more easily recycled, and the companies also partnered with Molecoola for collecting the used packaging and reincorporating it into the cycle for its transformation into new products.
▪	Mechanical Recycling (Mexico): execution of long-term cooperation agreement with Alcamare for producing resins from recycled materials for food applications and markets. Mexico’s largest recycling company, Alcamare has state-of-the-art mechanical recycling technologies, capable of generating high quality products.

Recycled Sales (I'm greenTM Recycled)

▪	Brazil: increase in sales of recycled resins compared to 2Q21 (+96%) and 3Q20 (+655%), mainly due to the higher number of clients and advances in expanding the portfolio of resins with recycled content. In the case of chemicals[27], sales increased in relation to 2Q21 (+11%) and 3Q20 (+13%), due to the inclusion of other recycled chemicals in the portfolio.
▪	United States & Europe: in line with 2Q21 (-2%) and higher in relation to 3Q20, due to the recovery of virgin PP demand in the United States.
▪	Mexico: reduction compared to 2Q21 (-12%), given the higher competitiveness of virgin resin imports, especially from Asia. Compared to 3Q20, increase reflecting the economic recovery after COVID impacts and the resumption of recycling projects.

4.4	COMBATING CLIMATE CHANGE

▪	I'm greenTM biobased & SCG Chemicals: execution of a memorandum of understanding with SCG Chemicals, one of Thailand’s largest integrated petrochemical companies and an industry leader in Asia, to conduct feasibility studies for a joint investment in a new bioethanol dehydration plant in Thailand to produce bioethylene and I'm greenTM biobased polyethylene.

27 The recycled chemicals are not considered under the brand I'm greenTM biobased.

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▪	Green Ethylene & Lummus Technology: execution of a memorandum of understanding to jointly license Braskem's green ethylene technology - from ethanol to ethylene - to two projects in different regions of the world, displaying a global interest in the technology: (i) one project under development in North America; and (ii) the project under evaluation in Thailand.
▪	ETBE Production: expansion of production in Brazil of ethyl tertiary-butyl ether (ETBE), a bio-additive to automotive gasoline that improves performance and is made partially from ethanol, with investment of R$5 million to convert its methyl tertiary-butyl ether (MTBE) unit at the Triunfo Complex located in the state of Rio Grande do Sul. This investment, which aims to serve the growing global demand for sustainable solutions and helps to mitigate the climate change, meets the sustainability criteria of the most demanding markets.

Green PE Sales (I’m greenTM biobased)

▪	Utilization Rate (Green Ethylene): the green ethylene plant operated at a utilization rate of 106%, in line with 2Q21 and higher than in 3Q20 (+26 p.p.), given the restarting of operations after the scheduled maintenance shutdown in the period.

Note that in August, green ethylene production set another monthly record and, for the second time, a quarterly production record.

▪	Sales and Recurring Operating Result: sales decreased in relation to 2Q21 (-13%) and 3Q20 (-18%), explained by the lower availability of logistics for exports.

The recurring Operating Result in Brazilian real of this segment declined in relation to 2Q21 (-9%), mainly due to the lower sales volume and higher ethanol price. Compared to 3Q20, the recurring Operating Result increased (+35%), explained by higher demand for the product, which had a positive effect on prices.

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4.5	OPERATIONAL ECO-EFFICIENCY

▪	Energy in Brazil: Braskem joined the Voluntary Demand Reduction Program created by the Ministry of Mines and Energy (MME) to help improve the industry's energy supply conditions. The program works to encourage companies and suppliers to reduce their energy consumption given the water scarcity situation currently experienced in Brazil.

ECO-INDICATORS28

In the year to date, the ecoefficiency indicators of Braskem’s plants were mainly affected by the higher production volume resulting from the restarting of the chlor-alkali plant in Alagoas state, the ramp-up of the new PP plant production in the United States, the increase in production by the petrochemical complexes in Bahia and in Rio Grande do Sul and the better global scenario for the COVID pandemic. The waste generation indicator increased (+10%), mainly due to the scheduled maintenance shutdown of the petrochemical complex in ABC, São Paulo.

4.6	SOCIAL RESPONSIBILITY & HUMAN RIGHTS

▪	Global Compact – Human Rights: recognition by the Office of the UN High Commissioner for the Human Rights (OHCHR) and by the UN Global Compact under the scope of the project Responsible Business Conduct in Latin America and the Caribbean (RBCLAC), for practices related to protecting human rights in business activities. The recognition occurred through the presentation two case studies of actions focusing on human rights in an event commemorating the tenth anniversary of the Guiding Principles on Business and Human Rights: (i) renewal of the 2030 sustainable development commitments, with the inclusion of goals for social responsibility and human rights; and (ii) transparent communication with the public on actions in human rights.
▪	Black Week: open event that addressed various topics, such as the labor market, career choices and racial issues in the corporate world, as well as the availability of forums for sharing experiences. The event was an opportunity to strengthen relations, engage, listen to and exchange experiences with Black professionals and students to evaluate possible changes and improvements in our hiring and internal processes.
▪	Forbes – Best Employers: named by Forbes as one of the world’s best employers from among 750 companies in 28 countries. With over 150,000 people interviewed, the criteria included the company’s concern with the environment, efforts to develop new talent, social responsibility and actions to foster diversity.

28 The data can be revised depending on internal updates.

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▪	WeCare Week and Volunteer Challenge: conclusion of Braskem’s volunteer program, with global and local actions promoting the conscientious use of plastic and the removal of plastic waste disposed of incorrectly in the environment. The Company also organized discussions in Environment, Social and Governance (ESG) and the role that the Circular Economy plays. Over 1,600 volunteers participated in all actions, among team members and guests, which benefitted over 8,800 people in all countries where Braskem has operations.

4.7	SUSTAINABLE INNOVATION

▪	R&D Portfolio: At the end of 3Q21, the portfolio of research and development projects included 127 projects with net present value of US$2,030 million and a sustainability index of 89%. Since the start of the year, ten projects have been launched with net present value of US$67 million, which include the launch of the new high density polyethylene (PE) HT4219, a grade with superior processability and mechanical properties developed for producing thin wall pipes for drip irrigation, which enables reductions in water consumption for irrigating fields.

5.	CAPITAL MARKETS

On September 30, 2021, Braskem’s stock was quoted at R$59.34 (BRKM5) and US$21.83 (BAK). The Company’s shares are listed on the Level 1 corporate governance segment of the B3 – Brasil, Bolsa e Balcão and on the New York Stock Exchange (NYSE) through Level 2 American Depositary Receipts (ADRs). Each Braskem ADR (BAK) corresponds to two class “A” preferred shares issued by the Company.

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5.1	RATING

In September, the risk rating agency S&P Global Ratings (S&P) upgraded the Company’s risk rating on the global scale to BBB-, with a stable outlook. The agency highlighted that the investment upgrade reflects the significant improvements in profitability and cash generation indicators, Braskem’s commitment to deleveraging and the agency’s expectation that the Company continues benefiting from high petrochemical spreads in the following quarters.

Since last earnings release, the risk rating agency Fitch Ratings has kept its rating for Braskem on the global scale unchanged at BB+, with a positive outlook. Meanwhile, Moody's kept its rating for the Company on the global scale at Ba1, with a stable outlook.

Braskem reiterates that it maintains a solid cash position and debt maturity profile concentrated in the long term. Furthermore, in line with the continuous commitment to its financial health and to regaining its investment grade rating, Braskem continued to reduce its corporate leverage, measured as the ratio of net debt to recurring Operating Result29 in U.S. dollar, which ended 3Q21 at 0.81x, down 26% in relation to 2Q21 (1.10x).

29 Excludes the Project Finance in Mexico and based on recurring Operating Result.

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5.2	BRASKEM MODELING – OUTLOOK 4Q21 vs. 3Q21

BRAZIL

Despite the lower seasonality, growth in total resin sales volume (internal and external markets), given the higher product availability, which can be partially compensated by the seasonality. The Company also will continue to implement the strategy of prioritizing sales to the Brazilian and South American markets.

With regard to petrochemical spreads, based on the forecasts of international external consultants, the expectation is for PE-Naphtha spreads to remain at levels above the recent historical average (2016-2020), but to narrow in relation to the previous quarter, due to (i) the expectation of higher PE supply due to the restarting of operations at producers after natural events; and (ii) the expectation of higher feedstock prices (naphtha), given higher oil prices in the international market. Furthermore, consultants are expecting for a widening of PP and PVC spreads in relation to 3Q21, given the expectation of anticipations in purchases in the region due to uncertainties with local supply.

UNITED STATES & EUROPE

In the United States, the expectation is for PP sales volume to remain in line, despite lower production in the period, given the scheduled maintenance shutdown at one of the country's plants.

In addition, based on forecasts by international external consultants, PP-Propylene spreads in the United States should remain above the recent historical average (2016-20), but at levels below those of the third quarter, mainly due to the expectation of an increase in PP supply due to the restarting of operations at producers after natural events.

In relation to the Company’s business in Europe, sales volume should remain in line with 3Q21, due to the maintenance of product availability, but with Europe PP-Propylene spreads narrowing, mainly due to the region's higher propylene price, following the hikes in oil and naphtha prices.

MEXICO

In the Mexico business, despite the expected decline in production due to the scheduled maintenance shutdown, the expectation is for PE sales volume to remain in line with the previous quarter, given the supply of product in inventory built up over recent months.

With regard to spreads, based on the projections of external consultants, the expectation is for the U.S. PE-Ethane spread to remain at levels above the recent historical average (2016-2020), but to decrease due to (i) the expectation of higher PE supply given the restarting of operations at producers after natural events; and (ii) the expectation of higher prices for feedstock (ethane), due to the higher natural gas prices in the export markets, basically explained by the higher export volumes of the commodity, which affected its supply.

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5.3	INDICATORS

Indicators US$ million	3Q21 (A)	2Q21 (B)	3Q20 (C)	Chg. (A)/(B)	Chg. (A)/(C)
Operating					
Recurring Operating Result	1,469	1,776	681	-17%	116%
Operating Margin[1]	27%	36%	23%	*-8 p.p.*	*4 p.p.*
SG&A/Net Revenue (%)	4%	4%	6%	*0 p.p.*	*-2 p.p.*
Financial[2]					
Adjusted Net Debt	4,306	4,835	6,153	-11%	-30%
Adjusted Net Debt/Recuring Operating Result (LTM)	0.83x	1.10x	4.98x	-24%	-83%
Recurring Operating Result (LTM)/Interest Paid (LTM)	11.64	9.50	2.91	23%	299%
Company Valuation					
Share Price (Final)	10.9	11.9	3.7	-8%	196%
Shares Outstanding (Million)[3]	796	796	796	0%	0%
Market Cap	8,687	9,480	2,934	-8%	196%
Adjusted Net Debt	5,713	6,360	7,853	-10%	-27%
Braskem	4,306	4,835	6,153	-11%	-30%
Braskem Idesa (75%)	1,408	1,525	1,700	-8%	-17%
Enterprise Value (EV)[4]	15,753	17,364	12,252	-9%	29%
Recurring Operating Result LTM	5,208	4,443	1,452	17%	259%
Braskem	4,801	4,109	1,175	17%	309%
Braskem Idesa (75%)	407	334	277	22%	47%
EV/Recurring Operating Result LTM	3.0x	3.9x	8.4x	-23%	-64%
FCF Yield (%)	21%	13%	-3%	*8 p.p.*	*24 p.p.*
TSR (%)[5]	-8%	71%	-13%	*-79 p.p.*	*5 p.p.*

[1]It considers the Recurring Operating Result in relation to net revenue
[2]Does not consider Net Debt, Recurring Operating Result and Interest Paid of Braskem Idesa
[3]Does not consider shares held by treasury
[4]It considers the provision related to the geological event of Alagoas
[5]It considers TSR from the quarter

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LIST OF ANNEXES:

43

ANNEX I

Consolidated Income Statement

ANNEX II

Consolidated Recurring Operating Result Calculation

44

ANNEX III

Consolidated Balance Sheet

45

ANNEX IV

Consolidated Cash Flow

46

ANNEX V

Braskem Idesa Income Statement

ANNEX VI

Braskem Idesa Balance Sheet

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ANNEX VII

Braskem Idesa Cash Flow

Braskem Idesa Cash Flow R$ million	3Q21 (A)	2Q21 (B)	3Q20 (C)	Change (A)/(B)	Change (A)/(C)	9M21 (D)	9M20 (E)	Change (D)/(E)
Profit (Loss) Before Income Tax and Social Contribution	**(6)**	**923**	**(20)**	***n.a.***	***-69%***	**351**	**(2,313)**	***n.a.***
Adjustments for Reconciliation of Profit (Loss)								
Depreciation and Amortization	186	211	290	*-12%*	*-36%*	586	833	*-30%*
Equity Result	-	-	-	*n.a.*	*n.a.*	-	-	*n.a.*
Interest, Monetary and Exchange Variation, Net	750	(116)	228	*n.a.*	*229%*	1,477	2,533	*-42%*
PIS and COFINS credits - exclusion of ICMS from the calculation base	-	-	-	*n.a.*	*n.a.*	-	-	*n.a.*
Loss (reversals) for impairment of trade accounts receivable	(0.5)	(0.5)	-	*0%*	*n.a.*	(0.9)	-	*n.a.*
Provision for losses and write-offs of long-lived assets	0.04	-	-	*n.a.*	*n.a.*	0.04	-	*n.a.*
Cash Generation before Working Capital	**929**	**1,017**	**498**	***-9%***	***87%***	**2,413**	**1,053**	***129%***
Operating Working Capital Variation								
Account Receivable from Clients	(61)	(336)	(24)	*-82%*	*158%*	(533)	(238)	*124%*
Inventories	(48)	48	(19)	*n.a.*	*150%*	(119)	(47)	*152%*
Recoverable Taxes	(5)	69	(9)	*n.a.*	*-43%*	98	(68)	*n.a.*
Advanced Expenses	102	(173)	185	*n.a.*	*-45%*	80	374	*-79%*
Other Account Receivables	41	(69)	(86)	*n.a.*	*n.a.*	(24)	(241)	*-90%*
Suppliers	38	(61)	(53)	*n.a.*	*n.a.*	103	137	*-25%*
Taxes Payable	(97)	195	(171)	*n.a.*	*-43%*	(52)	(442)	*-88%*
Advances from Customers	(8)	(3)	(4)	*125%*	*98%*	(5)	(14)	*-66%*
Sundry Provisions	135	(33)	8	*n.a.*	*1681%*	125	5	*n.a.*
Other Account Payables	(38)	(11)	(23)	*236%*	*64%*	(48)	584	*n.a.*
Operating Cash Flow	**988**	**642**	**302**	***54%***	***228%***	**2,039**	**1,102**	***85%***
Interest Paid	(79)	(262)	(101)	*-70%*	*-21%*	(429)	(500)	*-14%*
Income Tax and Social Contribution	(2)	(3)	(1)	*-30%*	*55%*	(8)	(5)	*83%*
Net Cash provided by operating activities	**907**	**378**	**200**	***140%***	***354%***	**1,602**	**597**	***168%***
Additions to Fixed and Intangible Assets	(27)	(22)	(13)	*19%*	*100%*	(81)	(70)	*15%*
Cash used in Investing Activities	**(27)**	**(22)**	**(13)**	***19%***	***100%***	**(81)**	**(70)**	***15%***
Short-Term and Long-Term Debt								
Obtained Borrowings	-	-	-	*n.a.*	*n.a.*	-	-	*n.a.*
Payment of Borrowings	-	-	-	*n.a.*	*n.a.*	-	-	*n.a.*
Braskem Idesa Debt								
Payment of Borrowings	(263)	(265)	(247)	*-1%*	*6%*	(766)	(659)	*16%*
Leasing	(14)	(14)	(16)	*-3%*	*-14%*	(43)	(40)	*7%*
Dividends	-	-	-	*n.a.*	*n.a.*	-	-	*n.a.*
Cash Generated (Used) in Financing Activities	**(277)**	**(279)**	**(263)**	***-1%***	***5%***	**(809)**	**(699)**	***16%***
Exchange Variation on Cash of Foreign Subsidiaries and Jointly Controlled Companies	61	(92)	77	*n.a.*	*-21%*	28	227	*-88%*
Cash and Cash Equivalents Generation (Aplication)	**665**	**(16)**	**1**	***n.a.***	***n.a.***	**740**	**55**	***1249%***
Represented by		-				-	-	
Cash and Cash Equivalents at The Beginning of The Period	979	996	1,072	*-2%*	*-9%*	904	1,017	*-11%*
Cash and Cash Equivalents at The End of The Period	1,644	979	1,072	*68%*	*53%*	1,644	1,072	*53%*
(Decrease) Increase in Cash and Cash Equivalents	**665**	**(16)**	**1**	***n.a.***	***n.a.***	**740**	**55**	***1249%***

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 9, 2021

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.